ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

File No. 82-5139
February 23, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549
U.S.A.

<u>CYBIRD Holdings Co., Ltd. - 12g3-2(b) Exemption</u>

Ladies and Gentlemen:

In connection with the exemption of CYBIRD Holdings Co., Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

Results of Operation (Consolidated), Third Quarter of Fiscal Year ending March 31, 2007.

If you have any questions or requests for additional information, please do not hesitate to contact Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsel to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813- 6888-1182, facsimile +813- 6888-3182).

Please kindly acknowledge your receipt of this letter by stamping and returning the enclosed copy in the self-addressed, stamped envelop provided for your convenience.

Very truly yours,

Hironori Shibata

Enclosure

<Translation>
CYBIRD HOLDINGS

JASDAQ

February 13, 2007

Results of Operation (Consolidated), Third Quarter of Fiscal Year ending March 31, 2007

CYBIRD Holdings Co., Ltd. Listing: JASDAQ
(Former CYBIRD Co., Ltd.) Head office: Tokyo
Security Code: 4823
(URL: http://www.cybird.co.jp/hc/english/ir/news/index.html)
Representative: Fujio Komura
Chairman
Contacts: Tomotaka Takada
Executive Vice President Tel: +81-3-5785-6110

1. Basis of presenting Quarterly Result of Operation
(1) Adoption of Simplified Accounting Method Yes
Taxes related accounting criteria are calculated at the annual projected tax rate based on the effective tax rate designated by law.
(2) Change in Accounting Method N/A
(3) Change in the Scope of Consolidation
Number of consolidated companies Added: 7 Excluded: 0
Number of companies to which equity method is applied Added: 0 Excluded: 1

2. Results of Operation, 3rd Quarter of FY ending March 31, 2007 (From October 1, 2006 to December 31, 2006)
(1) Consolidated Results of Operation (Unit: millions of yen, round down)

	Net Sales	Operating Income	Ordinary Income
	Millions of yen (%)	Millions of yen (%)	Millions of yen (%)
3Q, FY ending March 31, 2007	7,608 (99.0)	306 (-)	256 (112.0)
3Q, FY ended March 31, 2006	3,823 (29.5)	-127 (-)	120 (-22.7)

	Net Income	Earnings per Share	Earnings per Share (Fully diluted)	ROE	ROA	Ordinary Income Margin
	Millions of yen (%)	Yen	Yen	%	%	%
3Q, FY ending March 31, 2007	-47(-)	-162.99	-	-0.3	1.1	3.4
3Q, FY ended March 31, 2006	30(-90.3)	133.28	130.93	0.2	0.7	3.2

Note: 1. Average Number of Shares Issued (Consolidated) 3Q, FY ending March 31, 2007 289,623 shares
3Q, FY ended March 31, 2006 230,505 shares
2. % shows increase / decrease of each item, compared with the same period in the previous year.

(2) Consolidated Financial Conditions (Unit: millions of yen, round down)

	Total Assets	Shareholder's Equity	Equity Ratio	Shareholder's Equity per Share
	Millions of yen	Millions of yen	%	Yen
December 31, 2006	28,178	20,289	69.2	67,292.17
December 31, 2005	18,057	12,453	69.0	54,013.70

Note: 1. Number of Shares Issued (Consolidated) December 31, 2006 289,623 shares
December 31, 2005 230,566 shares
2. Figures of December 31, 2006 show Shareholder's Equity to Net Assets, Equity Ratio to Owners' Ratio and Shareholders' Equity per Share to Owners' Equity per Share.
3. Total Assets of December 31, 2005 are not including of minority interests.

(3) Consolidated Cash Flow Conditions (Unit: millions of yen, round down)

	Cash Flow from Operating Activities	Cash Flow from Investment Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents, end of the period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
3Q, FY ending March 31, 2007	508	1,706	135	4,146
3Q, FY ended March 31, 2006	-24	-318	-10	1,656

<Translation>

3. Earnings Forecasts for Fiscal Year ending March 31, 2007 (from April 1, 2006 to March 31, 2007)

(Unit: millions of yen, round down)

	Net Sales	Ordinary Income	Net Income
	Millions of yen	Millions of yen	Millions of yen
FY ending March 31, 2007	24,450	-1,850	-7,200

Reference: Projected Earnings per Share (Full-year) -¥24,859.90

Calculated by the number of shares issued (289,623) at the end of the third quarter.

The above-mentioned earnings forecasts for FY ending March 31, 2007 are premised on information available on the announcement date, and on the assumption which may affect on future results of operation. Actual results may be affected by various factors.

CYBIRD HOLDINGS

JASDAQ

February 13, 2007

CYBIRD Holdings Co., Ltd.
(Security Code: 4823, JASDAQ)
6-10-1 Roppongi, Minato-ku, Tokyo
Contact: Tomotaka Takada
Executive Vice President
Tel: +81-3-5785-6110

Results of Operation (Consolidated), the Third Quarter

Fiscal Year ending March 31, 2007

1. Business Overview

1-1 Business Segments

Our Consolidated Group ("the Group") comprises CYBIRD Holdings Co., Ltd. ("CYBIRD Holdings" or "the Company") (Note 1) and 16 consolidated subsidiaries (CYBIRD Co., Ltd. (Note 1), JIMOS CO., LTD. (Note 2), CYBIRD Investment Partners Inc., CYB INVESTMENT INC. (Note 3), S-CREW Inc. (Note 4), and other 11 companies) and one affiliate. Our main business fields are (1) Mobile Content Business, (2) Commerce Business, (3) Solution Business, (4) Advertising Business (5) Investment Business and (6) International Business.

Note 1: Effective October 1, 2006, CYBIRD Co., Ltd., changed its name to CYBIRD Holdings Co., Ltd. In addition, through the use of a corporate split, effective October 2, 2006, the existing businesses of CYBIRD were transferred to a new company (CYBIRD Co., Ltd.,), with CYBIRD Holdings becoming a holding company for the CYBIRD Group.

Note 2: Through a share exchange effected on October 1, 2006, JIMOS CO.,LTD., was upgraded from an affiliate accounted for by the equity method to a consolidated subsidiary.

Note 3: Through its North American local subsidiary, CYB INVESTEMENT INC.,CYBIRD acquired local content provider Airborne Entertainment Inc., converting it to a subsidiary.

Note 4: Effective November 30, 2006, CYBIRD acquired a majority stake in S-CREW Inc., and converted it to a consolidated subsidiary that will serve as the Group's strategic subsidiary responsible for the development of the mobile commerce business.

(1) Mobile Content Business

We develop and provide paid content services for Internet-enabled mobile phones via major Japanese wireless network operators.

(2) Commerce Business

The commerce business is being expanded by developing direct marketing, with the Group promoting its own brand of cosmetics, health foods, liquors using advertising and promotions, mainly by advertising in local information magazines and through flyers. Merchandise orders are taken by CYBIRD's call center and processed and delivered. Outlet Plaza Co., Ltd., is carrying out retail and wholesale sales of consumer electronics products. In the mobile phone-based mobile commerce business, the Group plans to further expand its business by principally targeting F0 and F1 customers.

Note: F0: Girls 19 years old or younger; F1: Women from 20 to 34 years old.

(3) Solution Business

We provide consulting services for mobile Internet businesses and solution services utilizing mobile phones for the planning, development, and operation of mobile Internet sites. In compensation for these services, we receive consulting fees and planning/ development/ operating fees. In addition, we provide support services for direct sales and software development and sales and related system building services for e-commerce business.

(4) Advertising Business

We develop and sell e-mail products targeting specific customer groups and mobile advertising products for Web sites. We also perform advertising agency services to support the direct sales activities of other companies.

(5) Investment Business

Under the management and control of consolidated subsidiary CYBIRD Investment Partners Inc., this business structures the CYBIRD Plus Mobile Fund and operates it based on ¥2.6 billion fund.

(6) International Business

We provide Mobile Content distribution business in North America through Airborne Entertainment Inc. whose 85% shares are owned by CYB INVESTMENT INC., our consolidated subsidiary.

1-2 CYBIRD's Consolidated Companies

Company	Principal Business	Capital	CYBIRD's Stake (%)
CYBIRD Co., Ltd.	Mobile Content Solution	¥350 mil.	100.0
JIMOS CO., LTD.	Commerce Solution	¥1,197 mil.	100.0
CYBIRD Investment Partners Inc.	Investment	¥175 mil.	100.0
CYB INVESTMENT INC. (Note 1)	Overseas Investment	US$4,331	100.0
S-CREW Inc.	Mobile Content Commerce	¥35 mil.	53.6

Notes: 1. CYB INVESTMENT's subsidiary Airborne Entertainment Inc., is a consolidated subsidiary in which CYBIRD indirectly holds a 85% stake.

2. The advertising business of the Group is primarily being developed by CYBIRD's subsidiary, PLUS COMMUNICATIONS Co., Ltd.

3. Based on the investments of the above companies, CYBIRD Holdings has acquired subsidiaries and affiliates in addition to the five companies shown above. CYBIRD Holdings has a total of 16 consolidated subsidiaries and one affiliate accounted for by the equity method.

1-3 CYBIRD Group Business Chart

Main subsidiaries and affiliate under each business field and its Business Chart



General users / Client companies
Information / Service
Wireless Network Operators
Information / Service
Client
Information / Service
Information / Service
Information / Service
Client
Site operation
Information provider
Site operation
Information
S-CREW
CYBIRD
【Mobile Content Business】
EC soft development / sales
Supporting mail order
Site development / operation
Commerce21
JIMOS
【Solution Business】
Sales of ad product
Ad agency
Sales of ad product
Sales of ad product
PLUS MOBILE COMMUNICATION
Sales of ad spot
【Advertising Business】
Management service
Shared service
CYBIRD Holdings
Management service
Shared service
【Commerce Business】
Buying-in
S-CREW
JIMOS
Merchandise
Doctor's Bio
Merchandise
Mobile Commerce
Mail order
Outlet Plaza
Supplier
Traditional store
Mail order and Wholesale
【Investment Business】
CYBIRD Investment Partners
Capital and Investment management
CYBIRD Plus Mobile Fund Investment Business Limited Partnership
Capital
Capital investors (Limited Partners)
Providing know-how
Stock sales
Investment destination
【International Business】
CYB INVESTMENT
Providing capital & know-how
Airborne Entertainment
Information
Information providers
Capital
Cellus U.S.A
Information / service
Providing platform
Wireless network operators in North America
Information / service
Customers
Investors
General Users
Service Flow

2. Business Policies

2-1 Business Principles/Missions

Based on its corporate philosophy of "The Strength to Care for People," the CYBIRD Group's basic business policy to evolve into a company that is "essential to society." The Group seeks to achieve this goal by continuing to provide people with joy and wonder through the creation of a one to only one stage that constantly links people with the Group under a one to one communications environment through "People + Mobile."

The Group is driving forward with business development based on the follow 5 key points.

(1) Providing goods and services that satisfy customer preferences.

(2) Achieving effective group management that creates business synergies.

(3) Efficient allocation of business resources through thorough selection and focus strategies.

(4) Establishment of solid business foundation that can produce sustained profits.

(5) Establish corporate governance system that will ensure business transparency and credibility and sustained business growth.

2-2 Dividend Policy

We recognize returning profits to our shareholders as a top priority issue. Our basic dividend policy is to determine dividends after consideration of our business performance, financial position and the need to expand internal reserves for future business development. For the fiscal year under review, as part of the process of returning profits to shareholders, we plan to issue an annual cash dividend of ¥167 per share.

2-3 Stock Unit Adjustment Policy

From the aspect of increasing liquidity in the equity market and promoting the participation among broader range of investors, we regard it as a basic policy to review from time to time the stock unit adjustment.

2-4 Mid to Long-term Business Policy

Building on its basic business policy, the Group is targeting further growth by continuing to offer its customers, individuals and corporation alike "one to only one" products and services. Utilizing the "one to only one platform" developed using various media, the Group is supporting the comfortable lives of its customers. This is done by providing products and services that serve needs or categories related to the various life situations faced by its customer base.

Utilizing the know-how gained from providing goods and services to serve the needs or categories of customers, the Group also provides corporate customers with solution services capable of linking various media to effectively market products and services to consumers through the entire process of simulating interest to purchases and use.

2-5 Corporate Governance

(1) Relationships with parent company, etc.

No parent company

(2) Status of Establishment and Operations of Internal Control Organization

CYBIRD Holdings uses an operating officer system whereby the business executions of decisions taken by the Board of Directors are carried out under the guidance and orders of Group CEO. These officers delegate responsibility and authority to each operating officer in charge of a business, who then carry out operations in their own area of responsibility.

The major organizations and functions regarding executive management are as follows.

a) Board of Directors

The Board of Directors comprises 7 directors including 3 outside directors. The regular monthly meetings and special meetings of the Board are held to consider significant business decisions and to monitor business activities.

b) Audit Committee

The Audit Committee comprises 4 outside auditors, with 1 serving as a standing auditor. The Audit Committee's meeting is held every month, implementing extensive audits of the appropriateness, efficiency and

compliance of business activities, and provides advice and recommendations on the suitability of business activities.

c) Executive Committee

The Executive Committee comprises 5 operating officers and a standing auditor. To be able to respond quickly to changes in markets and business environments, the Committee meets once a week in principle. Depending of the topic of discussion the Committee may have managers of specific business areas participate in the meeting. In addition, a Group Executive Committee comprising 9 operating officers from the Group companies meets in principle once a week to determine overall group strategy and to discuss and report on major issues.

d) Overall Administration and Internal Control System

For the purpose of achieving compliance with rules and regulations, the following supervisory departments ensure that the Company's internal monitoring system functions appropriately and effectively.

i)	Corporate Affairs Dept.	Facilities, official corporate seals, stock management, legal guidance, etc. and information security management, etc.
ii)	Finance Dept.	Budgets, funds, accounting regulations, etc.
iii)	HR Dept.	Personnel management, recruiting, job management, etc.

e) Risk Management Committee

The Company has formed a Risk Management Committee with a representative director as Chairman. The mission of the committee is to take preventative actions against foreseen risks and to minimize damage from unexpected events.

The risk management activities of the committee include determining the risks faced by the overall group and considering corrective measures, implementing measures, and monitoring risk. In particular, the committee has taken steps to further strengthen its personal information management organization in response to the Private Information Protection Law enforced in April 2005 and to deal with the risk of leaking confidential information. Steps taken include setting up internal regulations, creating a manual, and carrying out staff training and awareness activities. In addition, the two subsidiaries responsible for core businesses, CYBIRD and JIMOS, have obtained Privacy Mark® certification.

f) Internal Monitoring Office

The officer for Internal Monitoring Office reports directly to Group CEO. In addition to monitoring special items indicated by Group CEO, the office monitors compliance with critical decisions made by each department, other company regulations, and monitoring business efficiency.

g) Environmental Preservation

We are voluntarily implementing environmental preservation measures, such as using recycled paper name card, and collection of waste paper. In the quarter under review, we have achieved a 1,032.01kg reduction of CO2 (equivalent to saving 29.13 trees). We also reduce electricity costs by shortening the operating hours of our air conditioning systems.

2-6 Major Issues

The Group's business environment, competitive environment, and customer needs are constantly changing at a rapid pace. Amid this volatile business environment, we see the following issues as key to further growth.

(1) Further Strengthening Earning Power

Based on the October 2006 transfer of CYBIRD and JIMOS to a holding company system, the Group has achieve the business integration of these two companies. The Group is now proceeding forward having determined a mid- to long-term vision of creating a "one to only one" platform, which will be established by fusing the respective strengths of CYBIRD and JIMOS—Mobile Communications and Human Communications.

Through the realization of this mid- to long-term vision, the Group seeks to strengthen its earning power by increasing its competitiveness in its Mobile Content, Commerce, Solutions, and International businesses. For its new

Advertising and Investment businesses, the Group is aiming to quickly establish business foundations and achieve profitability. Moreover, the Group is targeting stable operations for the Group as a whole following the integration of its businesses and achieving efficient Group operations.

(2) Strengthening and Expanding Internal Controls That Support Further Growth

In the past, the Group has positioned strengthening internal control systems as a major issue. However, with the substantial broadening of its business foundations based on business integration, the Group is seeking to further strengthen its control system. Specifically, the Group intends to do so by building a Group business management system based on clear managerial indicators, by establishing a business investment decision mechanism based on stricter investment criteria, by strengthening the operating officer system, by setting up the different types of committees allowed under the law, by stabilizing the personnel system, by augmenting personal information management system, and by reinforcing the risk management and compliance systems.

2-7 Key Managerial Indicators

The Group gives strong priority to cash flow in managing its businesses. On the other hand, from the point of view of achieving sustained business growth, the Group considers the sales growth, net income growth, and return on equity (ROE) ratios to be important representative managerial indicators, and aims to maximize corporate value over the mid- to long-term by improving these indicators.

3. Financial Condition and Results of Operations

3-1 Market Environment

(1) Japanese Mobile Internet Market

The number of mobile phone subscriptions in Japan reached 94.93 million at the end of December 2006. Of this amount, the proportion of Internet-enabled handset accounts was 87.0%. The number of third generation (3G) mobile phone subscriptions at the end of December 2006 totaled 63.87 million. Third generation services are expected to be the catalyst that accelerates growth of the mobile Internet market.

Against the backdrop of the popularization of 3G and fixed packet rate system, the content market expanded to ¥315 billion in 2005, and could grow to ¥370.6 billion by 2008. In calendar 2005, the mobile commerce market grew 57%, to ¥407.4 billion compared to the previous year, as a result of installing electric money and credit-card transactions. Of that amount, the mobile shopping market, excluding ticket purchasing and auction fees, jumped 59%, to ¥154.2 billion compared to the previous year.

The advertising market expanded to ¥28.8 billion in 2005. That was approximately three times as ¥10.0 billion in 2003.

(Source: The Telecommunications Carriers Association (TCA), Mobile Content Forum, Nomura Research Institute, Ltd, MultiMedia Communications (FMMC) and DENTSU INC. prepared by CYBIRD Holdings)

(2) The Japanese Direct Sales Market

In the 2005, total estimated sales of the direct sales market amounted to ¥3.36 trillion, rising 10% from the previous year. Expansion of Internet sales through personal computers and mobile phones drove growth in the market, with sales of health foods, cosmetics, and pharmaceuticals taking the top sales spots. In particular, cosmetics and pharmaceuticals sales rose a substantial 32% year on year.

(Source: Prepared by CYBIRD Holdings from materials from the Telecommunications Carrier Association (TCA))

3-2 Consolidated Business Results (Quarter)

(Unit: Millions of yen, Round down)

	3rd Quarter, FY ended March 31, 2006		3rd Quarter, FY ending March 31, 2007		Changes	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Net Sales	3,823	100.0	7,608	100	3,785	99.0
Gross Profit	1,306	34.2	3,570	46.9	2,263	173.3
Operating Income	(127)	(3.3)	306	4.0	433	-
Ordinary Income	120	3.2	256	3.4	135	112.0
Net Income	30	0.8	(47)	(0.6)	(77)	-

Effective October 1, 2006, CYBIRD and JIMOS integrated their businesses, with the sales of JIMOS starting to be included for the first time in consolidation, mainly in the Commerce Business. In addition, the sales of the Mobile Content Business of CYBIRD expanded during the period under review, resulting in consolidated net sales expanding substantially, rising 99.0%, or ¥3,785 million, to ¥7,608 million.

Gross profit surged 173.3%, or ¥2,263 million, from the previous fiscal year, to ¥3,570 million. The increase in profitability can be attributed to the low cost of sales ratio of the core cosmetic products of JIMOS's direct sales business. In addition, the continued improvement in the cost of sales ratio of CYBIRD's Mobile Content Business was another major contributing factor. The consolidated gross profit margin was 46.9%, advancing 12.8% from the previous year.

Operating income and ordinary income improved substantially despite some losses being recorded related to investments in new business start ups, such as the Advertising Business, thanks to the stronger earning power of the Mobile Content and Commerce businesses and a decrease in the number of unprofitable subsidiaries in the Group. Operating income increased ¥433 million to ¥306 million, compared to an operating loss last year, while ordinary

income climbed 112.0% year on year, or ¥135 million, to ¥256 million.

The Group posted a consolidated loss for the quarter of ¥47 million. The loss resulted from extraordinary losses related to expenses incurred in the integration of businesses and the application of revised standards for tax benefit accounting.

(Reference)

	Net Income per share	ROE (%)	EBITDA (million of yen)
3rd Quarter, FY ending March 31, 2007	(162.99)	(0.3)	656

Based on the Company becoming a pure holding company through a corporate split, its main sources of earnings starting with the period under review are shared service fees collected from the subsidiaries in charge of individual businesses and management guidance commissions, etc. As a result, non-consolidated operating income was ¥659 million, while ordinary income amounted to ¥33 million. The Company also posted a consolidated loss of ¥9 million for the quarter, however, because of extraordinary losses related to business integration expenses.

Business Results by Operation (Quarter)

(Unit: Millions of yen, Round down)

	3rd Quarter, FY ended March 31, 2006 (From October 1, 2005 to December 31, 2005)		3rd Quarter, FY ending March 31, 2007 (From October 1, 2006 to December 31, 2006)		Change	
	millions of yen	%	millions of yen	%	millions of yen	%
Mobile Content Business	2,717	71.0	2,960	38.9	243	9.0
Commerce Business	64	1.7	3,160	41.6	3,096	-
Solution Business	618	16.2	892	11.7	273	44.2
Advertising Business	14	0.4	56	0.7	41	290.4
Investment Business	-	-	5	0.1	5	-
International Business	408	10.7	533	7.0	124	30.5
Total	3,823	100.0	7,608	100.0	3,785	99.0

(1) Mobile Content Business

In the quarter under review, the Mobile Content Business set a record high for sales on a quarter basis. Consolidated net sales totaled ¥2,960 million, rising ¥243 million, or 9.0%, year on year. Performance continued to be favorable, supported by the continued growth in subscribers to high brand-power core content, such as "Hiroyuki Ehara Spiritual Message" and "Kagami Ryuji Kensuijutsu." The introduction of mobile number portability during the quarter by the mobile carriers had only a minor impact on the Group's business due to strengthening of promotional activities, including measures implemented in response to the new system.

(2) Commerce Business

Net sales of the Commerce Business in the third quarter amounted to ¥3,160 million, climbing ¥3,096 million from the same period in the previous fiscal year. Following the start of consolidation of JIMOS, the inclusion of new revenue from its core business of direct sales and from its subsidiary Outlet Plaza Co., Ltd., resulted in a substantial increase in net sales compared with the third quarter last year. The direct sales business of JIMOS did face such issues as tardiness in the development and discovery of new products and a decline in acquisition of new members during the quarter. However, the direct sales business did achieve growth in profitability due to the introduction of new products, mainly cosmetics, and the implementation of aggressive measures to acquire new customers. The Group's mobile commerce business has not yet gotten fully off the ground, but several important steps were taken in

the quarter. The newly consolidated subsidiary S-CREW Inc. (See Note 1) was positioned as the strategy consolidated subsidiary responsible for this business and the related commerce business was fully transferred to the subsidiary. In addition, the promotional system and resources for developing the business were strengthened.

Notes: 1. Targeting F0 to F1 consumer groups, S-CREW operates a commerce site that has won top-level rankings by the i-mode and EZweb mobile Internet service providers. The commercial site features the highly popular Nutty collection and JELLY, a service that combines magazine, personal computer, and mobile content. S-CREW also operates a content service that has received top ranking for its popular song ringing tone service FARMIX Full Sound and many other content services.

The business results of S-CREW will be consolidated from this fourth quarter.

2. Beginning with the quarter under review, the E-Commerce Business changed its name to the Commerce Business.

(3) Solution Business

Consolidated net sales of the Solution Business surged ¥273 million, or 44.2%, year on year to ¥892 million. These figures are adjusted for the elimination from consolidation of the customer support subsidiary. Revenues for the development and operation of mobile sites of corporate clients were firm and the business received new revenues from support services for JIMOS's direct sales business and services related to the development of e-commerce sites.

The Company sold all its shares of AXISSOFT Corporation in the fourth quarter (January 31, 2007). The Group had originally purchased a stake in AXISSOFT for the purpose of acquiring technology development capabilities in the mobile field, but sold the shares after determining that the Group now had adequate technological capabilities internally.

Note: Starting with the quarter under review, the Marketing Solution Business changed its name to the Solution Business.

(4) Advertising Business

In the third quarter, consolidated net sales of the Advertising Business amounted to ¥56 million, rising ¥41 million, or 290.4%. The main source of revenues was the sales of the subsidiary PLUS MOBILE COMMUNICATIONS Co., Ltd. The scope of the business is still small, but during the period the business continued to focus on building a client base of advertisers. Steps taken included the start of distribution of free moving picture content and the forming of a business alliance with Nissen Co., Ltd. In addition, the business is constantly pursuing the development of new and original mobile advertising, including the use of video solutions.

(5) Investment Business

In December 2005, the Company established CYBIRD Investment Partners Inc. as a wholly owned subsidiary for the purpose of developing its Investment Business. Under the management and supervision of this subsidiary, the Company has set up and operates the CYBIRD Plus Mobile Fund Investment Business Limited Partnership. The Investment Business recorded revenues of ¥5 million during the period under review. Including the ¥143 million earned in the interim period, the business expect to record total revenues of ¥148 million during the current fiscal year. In addition to the company that yielded a gain of sale during the fiscal year, the Investment Business has invested in five other companies, and is continuing to search for other companies that meet its investment criteria.

(6) International Business

Supported by the earnings of North America content provider Airborne Entertainment Inc., International Business sales grew 30.5%, or ¥124 million year on year, to ¥533 million. Airborne Entertainment continued to demonstrate growth by strengthening its marketing and reorganizing internal systems. Along with the introduction of advanced mobile devices, 3G moving picture content is expanding while 2G services are cooling off. As a result, Airborne Entertainment is preparing to shift its emphasis from 2G services to high-value-added services, including 3G

services.

3-3 Financial Condition (Quarter)

Total assets for the quarter under review amounted to ¥28,178 million. While the total liabilities amounted to ¥7,888 million and total net assets including subscription right and minority interests amounted to ¥20,289 million.

Total assets increased substantially as a result of the share exchange (Acquisition cost: ¥8.9 billion) through which the JIMOS CO., LTD. is converted to a wholly owned subsidiary, which took place at the beginning of the quarter under review (October 1, 2006).

	December 31, 2005	December 31, 2006
Equity ratio (%)	69.0	69.2
Equity ratio on a market value basis (%)	338.4	52.9
Debt Redemption (years)	-	1.8
Interest Coverage Ratio (times)	-	13.1

Equity ratio: shareholders' equity / total assets

Equity ratio on a market value basis: aggregate market value / total assets

Debt redemption (years): interest-bearing debt / operating cash flow

Interest coverage ratio: operating cash flow / interest payment

Note 1) Aggregate market value was calculated by using total issued and outstanding shares at the end of the period multiplied by the closing price for CYBIRD Holdings' stock on the last day of business in this quarter.

2) Operating cash flow is used in the calculation of Debt Redemption and Interest Coverage Ratio. "Interest-bearing debt" includes all balance sheet debt with interest payment.

3) Debt Redemption and Interest Coverage Ratio of the interim period ended December 30, 2005 are not mentioned due to a negative cash flow from operating activities..

3-4 Consolidated Cash Flow Statement

At the end of December 2006, cash and cash equivalents totaled ¥4,146 million, increasing by ¥2,489 million, 150.3%, from the same period in the previous year, and by ¥2,334 million, 128.9%, from the interim in same year. Conditions/contributing factors in each cash flow segment for this interim under review are as follows.

(Cash flow from operating activities)

Cash flows from operating activities for the third quarter totaled ¥508 million compared with a decrease of ¥24 million in the same period in the previous fiscal year. Among the factors contributing to this result in addition to operating income of ¥167 million were depreciation expenses and goodwill amortization expenses of an overseas subsidiary totaling approximately ¥300 million.

(Cash flow from investing activities)

Cash flow from investing activities increased by ¥1,706 million compared with a decrease of ¥318 million in the same period in the prior fiscal year. The increase resulted from the inclusion of JIMOS as a consolidated subsidiary in the third quarter due a share exchange.

(Cash flow from financing activities)

Cash flow from financing activities expanded ¥135 million compared with a decrease of ¥10 million in the previous third quarter. The increase was primarily due to proceeds from short-term borrowings.

3-5 Earning Forecasts

The Company announced following Revision of Fiscal Earnings Forecasts on November 17, 2006 and remains the same at the end of this quarter.

Consolidated Earnings Forecast (Unit: Millions of yen)

	Net Sales	Ordinary income	Net Income
FY ending March 2007	24,450	(1,850)	(7,200)

Non-Consolidated Earnings Forecast (Unit: Millions of yen)

	Net Sales	Ordinary income	Net Income
FY ending March 2007	7,950	50	(6,950)

Based on the booking in the period of additional amortization charges related to the goodwill of JIMOS, the Company recorded a loss on investment in subsidiary of ¥1,900 million in the interim period. In addition, the Company anticipates an extraordinary loss of ¥4.6 billion in the second half. Consequently, a significant ordinary loss and overall loss are projected for the full fiscal year based on performance forecasts as shown above. On the other hand, because of the favorable performance of core business operations, the Company predicts consolidated net income of approximately ¥500 million for the fiscal year based on the above performance forecasts for these core businesses. At this point, there is no change in the net income forecast for these businesses.

Forecasts included here are forward looking statements and contain elements of risk and uncertainty. Readers are cautioned that actual performance could vary significantly from these forecasts due to changes in a variety of factors.

4. Consolidated Financial Statements (Quarter)

4-1 Consolidated Balance Sheet (Quarter)

(Unit: Thousands of yen, Round down)

	December 31, 2005		December 31, 2006		Changes	
	Thousands of yen	%	Thousands of yen	%	Thousands of yen	%
Assets						
I Current assets						
Cash and cash equivalents	1,904,791		4,808,911			
Accounts receivable	3,576,943		4,666,334			
Investment securities	-		367,585			
Inventories	82,848		861,682			
Secured income receivable	-		356,896			
Others	532,880		616,528			
Allowance for doubtful accounts	(31,770)		(49,109)			
Total current assets	6,065,693	33.6	11,628,829	41.3	5,563,136	91.7
II Property and equipment						
Tangible fixed assets	335,890	1.9	535,465	1.9	199,574	59.4
Intangible fixed assets:						
Software	777,201		920,443			
Goodwill	69,896		11,689,002			
Goodwill	5,925,539		-			
Others	369,168		281,445			
Total intangible fixed assets	7,141,805	39.5	12,890,891	45.7	5,749,086	80.5
Investment and other assets:						
Investment securities	3,346,401		1,792,161			
Deposit with landlord	436,185		681,021			
Deferred tax assets	-		560,847			
Others	735,124		102,664			
Allowance for doubtful accounts	(3,202)		(13,100)			
Total investment and other assets	4,514,509	25.0	3,123,594	11.1	(1,390,915)	(30.8)
Total property and equipment	11,992,205	66.4	16,549,951	58.7	4,557,745	38.0
Total assets	18,057,899	100.0	28,178,781	100.0	10,120,882	56.0

(Unit: Thousands of yen, Round down)

	December 31, 2005		December 31, 2006		Changes	
	Thousands of yen	%	Thousands of yen	%	Thousands of yen	%
Liabilities						
I Current liabilities						
Accounts payable	1,422,515		2,291,887			
Current portion of Corporate bonds payable	50,000		45,000			
Short-term debt	287,330		2,988,433			
Accrued expenses	2,898,944		1,036,785			
Accrued income taxes	182,499		178,248			
Bonus payment reserve	30,198		82,626			
Allowance for sales promotions	-		76,992			
Allowance for compensation losses	-		12,033			
Others	116,917		485,038			
Total current liabilities	4,988,405	27.6	7,197,044	25.5	2,208,638	44.3
II Long-term liabilities						
Corporate bond	75,000		383,733			
Long-term debt	131,135		268,962			
Reserve for employee's retirement benefit	23,723		37,412			
Others	4,238		1,835			
Total fixed debt	234,097	1.3	691,942	2.5	457,845	195.6
Total liabilities	5,222,503	28.9	7,888,987	28.0	2,666,483	51.1
Minority interests						
Minority interests	381,673	2.1	-	-	-	-
Shareholders' Equity						
I Common stock	5,433,251	30.1	-	-	-	-
II Additional paid-in capital	5,489,946	30.4	-	-	-	-
III Retained earnings	1,723,163	9.5	-	-	-	-
IV Unrealized gain in available-for-sale securities	1,227	0.0	-	-	-	-
V Foreign currency transaction adjustment	(193,866)	(1.1)	-	-	-	-
Total shareholders' equity	12,453,722	69.0	-	-	-	-
Total	18,057,899	100.0	-	-	-	-
Net Assets						
I Shareholders' equity						
1 Common stock	-	-	5,503,317	19.5	-	-
2 Additional paid-in capital	-	-	14,469,049	51.4	-	-
3 Retained earnings	-	-	(653,655)	(2.3)	-	-
Total shareholders' equity	-	-	19,318,711	68.6	-	-
II Valuation and translation adjustments						
1 Unrealized gain in available-for-sale securities	-	-	24,678	0.1	-	-
2 Foreign currency translation adjustments	-	-	145,971	0.5	-	-
Total valuation and translation adjustments	-	-	170,650	0.6	-	-

III Subscription right	-	-	12,961	0.0	-	-
IV Minority interests	-	-	787,471	2.8	-	-
Total net assets	-	-	20,289,794	72.0	-	-
Total	-	-	28,178,781	100.0	-	-

4-2 Consolidated Income Statements (Quarter)

(Unit: Thousands of yen, Round down)

	3rd Quarter FY ended March 31, 2006 (From October 1, 2005 To December 31, 2005)		3rd Quarter FY ending March 31, 2007 (From October 1, 2006 To December 31, 2006)		Changes	
	Thousands of yen	%	Thousands of yen	%	Thousands of yen	%
Net Sales	3,823,509	100.0	7,608,694	100.0	3,785,185	99.0
Cost of sales	2,517,174	65.8	4,038,453	53.1	1,521,279	60.4
Gross Profit	1,306,334	34.2	3,570,240	46.9	2,263,905	173.3
Selling, general and administrative expenses	1,433,649	37.5	3,263,863	42.9	1,830,213	127.7
Operating Income (Loss)	(127,315)	(3.3)	306,377	4.0	433,692	-
Non-operating income	250,532	6.6	43,448	0.6	(207,084)	(82.7)
Non-operating expenses	2,352	0.1	93,627	1.2	91,275	-
Ordinary Profit	120,865	3.2	256,197	3.4	135,331	112.0
Extraordinary profit	22,142	0.6	8,778	0.1	(13,363)	(60.4)
Extraordinary loss	184	0.0	97,129	1.3	96,945	-
Income Before Income Taxes and minority Interests	142,823	3.7	167,847	2.2	25,023	17.5
Income Taxes	160,100	4.2	153,764	2.0	(6,335)	(4.0)
Prior Year Adjustments of income taxes	-	-	91,387	1.2	91,387	-
Profit (Loss) on minority interests	(47,999)	(1.2)	(30,098)	(0.4)	17,900	(37.3)
Net Income (Loss)	30,722	0.8	(47,206)	(0.6)	(77,928)	-

4-3 Consolidated Statement of Retained Earnings (Quarter)

(Unit: Thousands of yen, Round down)

	3rd Quarter FY ended March 31, 2006 (From October 1, 2005 To December 31, 2005)
	Thousands of yen
Additional paid-in capital:	
I Balance at the beginning of period	5,483,621
II Increase in additional paid-in capital	
1. Increase due to share issuance	6,325
III Balance at the end of period	5,489,946
Retained earnings:	
I Balance at the beginning of period	1,692,441
II Increase in retained earnings	
1. Net income (loss) for the quarter	30,722
III Balance at the end of period	1,723,163

4-4 Consolidated Statement of Changes in Shareholders' Equity (Quarter)

3rd Quarter of FY ending March 31, 2007 (From October 1, 2006 to December 31, 2006)

(Unit: thousands of yen, round down)

	Shareholders' equity			
	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at September 30, 2006	5,503,317	5,560,012	(771,358)	10,291,971
Changes				
Share issue	-	8,909,037	-	8,909,037
Cash dividend	-	-	164,908	164,908
Net income	-	-	(47,206)	(47,206)
Net increase (decrease) except for items under shareholders' equity	-	-	-	-
Total	-	8,909,037	117,702	9,026,739
Balance at December 31, 2006	5,503,317	14,469,049	(653,655)	19,318,711

(Unit: thousands of yen, round down)

	Valuation / Translation Adjustment			Subscription right	Minority interests	Total
	Unrealized gain in available-for-sale securities	Foreign currency translation adjustments	Total			
Balance at September 30, 2006	10,316	(56,132)	(45,816)	3,555	770,082	11,019,793
Changes						
Share issue	-	-	-	-	-	8,909,037
Cash dividend	-	-	-	-	-	164,908
Net income	-	-	-	-	-	(47,206)
Net increase (decrease) except for items under shareholders' equity	14,362	202,104	216,466	9,405	17,388	243,261
Total	14,362	202,104	216,466	9,405	17,388	9,270,000
Balance at December 31, 2006	24,678	145,971	170,650	12,961	787,471	20,289,794

4-5 Consolidated Cash Flow Statements (Quarter)

(Unit: Thousands of yen, Round down)

	3rd Quarter FY ended March 31, 2006 (From October 1, 2005 To December 31, 2005)	3rd Quarter FY ending March 31, 2007 (From October 1, 2006 To December 31, 2006)
	thousands of yen	thousands of yen
I Operating activities:		
Income before income taxes and minority interest	142,823	167,847
Depreciation and amortization	258,977	169,536
Goodwill amortization	4,111	180,498
Increase (decrease) in allowance for doubtful accounts	1,352	951
Increase (decrease) in bonus payment reserve	(9,891)	(52,933)
Increase (decrease) in allowance for sales promotions	-	8,700
Increase (decrease) in allowance for compensation losses	-	(5,250)
Increase (decrease) in reserve for employee's retirement benefits	1,484	(1,261)
Interests and dividend earned	-	(57,184)
Interest expenses	2,300	38,825
(Increase) decrease in accounts receivable	64,640	251,673
(Increase) decrease in inventories	(39,628)	1,901
Increase (decrease) in accounts payable	(78,583)	180,387
Increase (decrease) in accrued expenses	239,934	(87,434)
Others	(318,806)	(270,262)
Total	318,115	525,996
Interests and dividends received	-	56,328
Interest paid	(1,632)	(38,894)
Income tax paid	(340,693)	(35,321)
Cash flow from operating activities	(24,210)	508,109
II Investing activities:		
Increase (decrease) in fixed deposit	751	9,611
Expenditures for purchase of investment securities	(20,000)	-
Proceeds from exchange stocks of new subsidiary	-	1,953,893
Expenditure for purchase of new subsidiary	-	(111,108)
Expenditures for property and equipment	(27,855)	(21,054)
Proceeds from sales of property and equipment	-	3,300
Expenditure for intangible fixed assets	(223,812)	(202,931)
Expenditure for short-term lending	(9,500)	-
Expenditures for deposits with landlord	(5,958)	(6,450)
Proceeds from deposits with landlord	-	2,510
Others	(31,812)	78,232
Cash flow from investing activities	(318,188)	1,706,002

III Financing activities:		
Proceeds from short-term debt	-	300,000
Repayment of short-term debt	(13,332)	(133,464)
Proceeds from long-term debt	-	50,000
Repayment of long-term debt	(29,263)	-
Proceeds from issuance of new shares	12,651	-
Dividends payment	(106)	(61,025)
Others	20,000	(20,000)
Cash flow from financing activities	(10,050)	135,510
IV Foreign currency translation adjustment of cash and cash equivalents	29,834	(14,751)
V Increase (decrease) in cash and cash equivalents	(322,614)	2,334,870
VI Cash and cash equivalents at the beginning of period	1,979,480	1,811,752
VII Cash and cash equivalents at the end of period	1,656,865	4,146,623

Notes to Consolidated Financial Statements

1. Basis of Consolidation	(1) Number of Consolidated Companies: 16 Names of Consolidated Companies: CYBIRD Co., Ltd. JIMOS CO., LTD. GiGAFLOPS Japan Inc. AXISSOFT Corporation CYB INVESTMENT INC. Airborne Entertainment Inc. Cellus U.S.A. INC. PLUS MOBILE COMMUNICATIONS Co., Ltd. CYBIRD Investment Partners Inc. CYBIRD Mobilecasting Inc. CYBIRD Plus Mobile Fund Investment Business Limited Partnership Outlet Plaza Co., Ltd. Doctor's Bio Laboratory Co., Ltd. Commerce21 Corporation JDM Investment Partnership S-CREW Inc. Among consolidated subsidiaries, JIMOS CO., LTD., was previously an affiliate accounted for by the equity method. However, JIMOS became a wholly owned subsidiary following a share exchange concluded on October 1, 2006 and was made a consolidated subsidiary. JIMOS's subsidiaries, Outlet Plaza Co., Ltd.; Dr.'s Bio Laboratory Co., Ltd.; Commerce21 Corporation; and the JDM Investment Partnership are also consolidated subsidiaries. The Company acquired a 53.6% stake in S-CREW Inc. on November 30, 2006, also including it in consolidation. However, since the deemed date of acquisition was the end of the third quarter, only the balance sheet of S-CREW has been included in consolidation. (2) CYBIRD Co., Ltd. has no unconsolidated subsidiaries.
2. Equity Method	(1) CYBIRD Co., Ltd. has no unconsolidated subsidiaries accounted for by the equity method. (2) Number of Companies Accounted for by the Equity Method: 1 Names of Companies Accounted for by the Equity Method: DMOVE Co., Ltd. JIMOS CO., LTD., is no longer an affiliate accounted for by the equity method since it became a wholly owned subsidiary on October 1, 2006, following a share exchange. (3) CYBIRD Co., Ltd. has no unconsolidated subsidiaries that cannot be accounted for by the equity method. (4) Reason that unconsolidated subsidiary cannot be accounted for by the equity method. Not applicable (5) Matters that should be especially noted with regard to application of equity method. Not applicable
3. Account date of Consolidated Subsidiaries	Among consolidated subsidiaries, the third quarter settlement of accounts date for CYB INVESTMENT INC. and its subsidiary Airborne Entertainment Inc. and Cellus U.S.A., INC., and CYBIRD Plus Mobile Investment Business Partnership is September 30. The third quarter account settlement date for the JDM Investment Partnership is July 31, and those for Commerce 21 Corporation and S-CREW Inc. are September 30 and May 31, respectively. In preparing financial statements, the consolidated financial statements of CYB INVESTMENT INC. have been used. Necessary adjustments have been made to the Company's consolidated statements for significant transactions occurring during the period from these account settlement dates and December 31. For CYBIRD Plus Mobile Investment Partnership, JDM Investment Partnership, Commerce21 Corporation, and S-CREW Inc., provisional financial statements have been drawn up as of the consolidation account settlement date for the third quarter. The settlement of account date for all other consolidated subsidiaries is the same as the consolidation account settlement date.

4. Summary of Significant Accounting Policies	
(1) Asset Valuation Standards and Methods	a. Securities Other Securities Marketable securities: Valuation at cost at fair value at the end of the period, with unrealized gains and losses, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method. Non-marketable securities: stated at cost determined by the moving-average method. Investments to Investment Business Limited Partnership and Partnership of a similar type (regarded as securities for the purpose of Article 2, Paragraph 2 of the Securities and Exchange Act of Japan): Stated at the amount of interests based on the recent financial statements available as of the reporting date of the financial statements as provided under the Partnership Agreement. b. Inventories - Merchandise Valuation at cost by the moving-average cost method - Work in Process Valuation at cost by the identified cost method
(2) Depreciation Method for Depreciable Asset	a. Tangible Fixed Asset Building was valued at the straight-line method. Other tangible fixed asset was valued at the declining-balance method. Useful lives : Leasehold improvements 3 to 50 years Furniture and fixtures 3 to 15 years b. Intangible Fixed Asset Intangible Fixed Asset was valued at the declining-balance method. Software for in-house use is amortized using the straight-line method based on a useful life within the Company of 3 to 5 years. Software that is being sold by the Group is amortized as the greater of the amount of estimated sales value times the proportion of sales in the fiscal year under review or the amount calculated by the straight-line method based on the estimated effective shelf life (within three years). Goodwill Goodwill is amortized on a straight-line basis over 2 years to 12 years depending on the accounting standards of the country of residency. However, of total amount of goodwill amount recorded for U.S. consolidated subsidiaries, the portion other than intangible fixed assets—which can be recognized separately—is not being amortized, in accordance with Statement No. 142 of the Financial Accounting Standards Board of the United States.
(3) Accounting Methods for Deferred Assets	a. New share issuing expenses All new share issuing expenses are expensed at time of disbursement. b. Share exchange expenses Fully expensed at time of payment
(4) Allowance or Reserve	a. Allowance for Doubtful Accounts The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding. b. Bonus Payment Reserve The bonus payment reserve is stated in amounts considered to be payable based on the amount of bonus forecast. c. Allowance for Sales Promotions To prepare for expenses related to the bonus points awarded to customers under the bonus point system used for sales promotions, an amount equivalent to the points expected to be used in future is booked based on actual results in prior years. d. Allowance for Retirement Benefits In preparation to pay retirement benefits owed employees, the Company books amount recognized as payable at the end of the quarter under review based on the expected retirement benefits obligations as of the end of the period. e. Allowance for Compensation Losses An proportional amount of the balance of completed orders is booked in recognition of expected losses from compensating customers for defective materials and goods.
(5) Converting Foreign Currency-Denominated Assets and Liabilities to Japanese Yen	Foreign currency-denominated assets and liabilities are converted into Japanese yen at the spot exchange rate on the accounting settlement date of the period under review, and any differences with book value are charged as income or loss. The assets and liabilities of overseas subsidiaries were translated to Japanese yen using the

	spot exchange rate of the day on which the third quarter of the relevant subsidiary ends, and translation differences included in translation adjustments in shareholders' equity.
(6) Leases	With the exception of leases in which ownership is deemed to have been transferred to the lessee, financial lease transactions are accounted for as ordinary credit transactions.
(7) Others	Method of accounting for consumption taxes Exclusion method is employed.
(8) Summary of principal differences in accounting standards of parent company and consolidated subsidiaries	Consolidated subsidiary CYB INVESTMENT INC. is a U.S. corporation and follows U.S. accounting standards in the presentation of its financial statements. The subsidiary uses a partial market value assessment method for the evaluation of its assets and liabilities. For goodwill, the subsidiary does not amortize those portions of goodwill that cannot be recognized as intangible fixed assets in accordance with U.S. FASB Statement No 142.
5. Cash and Cash Equivalents in Consolidated Cash Flow Statements	Cash (Cash and Cash Equivalent) in the Consolidated Cash Flow Statements consists of cash on hand and deposits that can be withdrawn reasonably quickly or easily converted to cash and short-term investments that have only minor exposure to price fluctuations and their periods of redemption are within 3 months from the date of acquisition.
6. Accounting Standards for the Presentation of Shareholders' Equity in the Balance Sheets	Commencing with this period under review, "Accounting Standards for the Presentation of Shareholders' Equity on the Balance Sheets (Business Accounting Standards No. 5, December 9, 2005) and "Practical Guidelines on Accounting Standards for the Presentation of Shareholders' Equity on the Balance Sheets (Practical Guidance on Business Accounting Standards No. 8, December 9, 2005) are being applied. Using the previous method, total shareholders' equity would amount to ¥19,489,361,000.
7. Accounting Standards for Stock Options	Commencing with this period under review, "Accounting Standards for Stock Options (Business Accounting Standards No. 8, December 27, 2005) and "Practical Guidelines on Accounting Standards for Stock Options (Practical Guidance on Business Accounting Standards No. 11, May 31, 2006) are being applied. As a result of this application, operating income, ordinary income, and net income for this period under review are ¥9,405,000 lower compared with the previous accounting methods.

5. Stock Information

5-1 Number of Authorized Shares

824,988 shares (as of December 31, 2006)

5-2 Number of Shares Issued and Outstanding

289,623 shares (as of December 31, 2006)

5-3 Number of Fully Diluted Shares

304,969 shares* (as of December 31, 2006) *Including 15,346 potential shares from unexercised stock options

5-4 Number of Shareholders

18,422 (as of September 30, 2006)

5-5 Principal Shareholders (as of September 30, 2006)

Name of Shareholders	Shares Owned		Investment by CYBIRD in principal shareholder	
	shares	% of Voting Right	shares	% of Shares
Kazutomo Robert Hori	26,854	11.60	-	-
RECRUIT Co., Ltd.	25,300	10.93	-	-
Omron Corporation	10,800	4.66	-	-
Yosuke Iwai	10,066	4.35	-	-
Raumuzu Co., Ltd.	8,043	3.47	-	-
BAYERISCHE VEREINSBANK A.G-CUSTOMER ACCOUNT	8,000	3.45	-	-
Nippon Television Network Corporation	7,500	3.24	-	-
Imagica Robot Holdings Inc.	7,050	3.04	-	-
Tomoo Tateishi	3,704	1.60	-	-
Daiwa Securities Co.Ltd.	1,941	0.83	-	-

(Note) As a result of the share exchange with JIMOS CO., LTD. on October 1, 2006, the largest shareholder as of December 31, 2006 is Fujio Komura (Chairman of the Company).

5-6 Distribution of Shareholders (as of September 30, 2006)

	Assortment of Shareholders						
	Government /Local Public Bodies	Financial Institutes	Securities Firms	Other Corporations	Foreign Firms (incl. Individuals)	Individuals / Others	Total
Number of Shareholders	0	3	15	176	37	18,191	18,422
Shares owned (Shares)	0	1,682	2,946	68,162	11,326	147,278	231,394
Percentage of shares (%)	0.00%	0.72%	1.27%	29.46%	4.90%	63.65%	100.00%

5-7 Specified Minority Shareholders' Interest (as of September 30, 2006)

110,570 shares (47.78%) *Total of 10 major shareholders' and remaining directors' interest

5-8 Floating Shares (as of September 30, 2006)

84,247 shares (36.41%) *Interest of shareholders holding less than 50 shares

5-9 Shares owned by Directors (as of September 30, 2006)

38,232 shares (16.52%)

5-10 Common Stock held in treasury (as of December 31, 2006)

N/A

5-11 Common Stock held in Treasury by Subsidiaries, Non-consolidated Affiliates to Which Equity Method is Applied, and Affiliates (as of December 31, 2006)

N/A

6. Others (as of December 31,2006)

6-1 Significant Subsequent Events after the End of the Interim Period

As a result of the sale by the Company's subsidiary CYBIRD Co., Ltd., of all the shares it held in AXISSOFT Corporation, effective January 31, 2007, the Company has removed AXISSOFT from the scope of consolidation as of the fourth quarter of the current fiscal year.

6-2 Employees

(as of December 31, 2006)

	Holding Company	Subsidiaries						Group Total
	CYBIRD Holdings	CYBIRD	JIMOS	CYBIRD Investment Partners	CYB INVESTMENT / Airborne Entertainment	S-CREW	Other subsidiaries	
Number of Employees (persons)	78	251	142	0	97	43	133	744
Average Age	34.6	31.5	30.5	0	33.1	28.1	32.2	31.8
Average Length of Service (year)	3.0	2.4	2.4	0	2.0	0.7	3.1	2.4

(*1) There is no employee in CYBIRD Investment Partners with the exception of one President as of December 31, 2006.

6-3 Head Office

6-10-1 Roppongi, Minato-ku, Tokyo

6-4 Primary Lender (as of December 31, 2006)

(1) CYBIRD Holdings Co., Ltd. (Unit: Thousands of yen, Round down)

Lender	Amount
The Mizuho Bank Ltd. (Foreign currency) (Note 1)	1,182,762
The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Foreign currency) (Note 1)	1,191,100
Sumitomo Mitsui Banking Corporation	300,000
JIMOS CO., LTD. (Note 2)	750,000
Total	3,423,862

(Note 1) Figures are calculated at the middle rate ¥119.11 on December 31, 2006.
(Note 2) The above transaction has been eliminated from the consolidated balance sheets due to offsetting amounts.

(2) GiGAFLOPS Japan Inc. (Unit: Thousands of yen, Round down)

Lender	Amount
CYBIRD Holdings Co., Ltd. (Note)	100,000
Total	100,000

(Note) The above transaction has been eliminated from the consolidated balance sheets due to offsetting amounts.

(3) AXISSOFT Corporation (Unit: Thousands of yen, Round down)

Lender	Amount
The Mizuho Bank Ltd.	208,610
Sumitomo Mitsui Banking Corporation	82,232
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2,500
Resona Bank, Limited.	30,000
The Shoko Chukin Bank	3,035
Total	326,377

(Unit: Thousands of yen)

Name of bonds	Amount
No.1 Unsecured Corporate Bond	50,000
No.2 Unsecured Corporate Bond	25,000
Total	75,000

(4) CYB INVESTMENT INC. (Unit: Thousands of yen, Round down)

Lender	Amount
CYBIRD Holdings Co., Ltd. (Note 1,2)	2,373,862
Total	2,373,862

(Note 1) The above transaction has been eliminated from the consolidated balance sheets due to offsetting amounts.
(Note 2) Figures are calculated at the middle rate ¥119.11 on December 31, 2006.

(5) Airborne Entertainment Inc. (Unit: Thousands of yen, Round down)

Name of bonds	Amount
FY2005 Corporate Bond (Note)	353,733
Total	353,733

(Note) Figures are calculated at the middle rate ¥119.11 on December 31, 2006.

(6) S-CREW INC. (Unit: Thousands of yen, Round down)

Lender	Amount
The Tokyo Tomin Bank Limited	60,767
Sumitomo Mitsui Banking Corporation	119,444
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	75,007
SEIBU SHINKIN BANK	1,938
Total	257,156

(7) Outlet Plaza Co., Ltd. (Unit: Thousands of yen, Round down)

Name of bonds	Amount
CYBIRD Holdings Co., Ltd. (Note)	25,000
JIMOS CO., LTD. (Note)	343,500
Total	368,500

(Note) The above transaction has been eliminated from the consolidated balance sheets due to offsetting amounts.

(8) Doctor's Bio Laboratory Co., Ltd. (Unit: Thousands of yen, Round down)

Name of bonds	Amount
JIMOS CO., LTD. (Note)	349,000
Total	349,000

(Note) The above transaction has been eliminated from the consolidated balance sheets due to offsetting amounts.

6-5 Members of Directors and Operating Officers

(As of December 31, 2006)

New Title	Name	In Charge
Chairman	Fujio Komura	
Director and Group CEO	Kazutomo Robert Hori	
Director and Executive Vice President	Kenichiro Nakajima	Executive Vice President and CSO of CYBIRD Co., Ltd.
Director and Executive Vice President	Yohei Hosoda	Head of Commerce Business, President of JIMOS CO., LTD.
Outside Director	Shogo Ikeuchi	Corporate Vice President of RECRUIT Co., Ltd.
Outside Director	Hiroyuki Sawada	President of Booz Allen Hamilton Inc. Director of CYBIRD Investment Partners Inc. Director (part time) of Globis Corporation Director (part time) of GenX Partners, Ltd. Director (part time) of ARUZE CORP. Director (part time) of Revamp Corporation Director of International University of Japan
Outside Director	Mitsuhiro Kitabatake	Director of ITOCHU Corporation
Executive Vice President	Toshiaki Kawata	Head of Domestic Mobile Business, President of CYBIRD
Executive Vice President	Yosuke Iwai	Head of Overseas Business, President of CYB INVESTMENT INC.
Executive Vice President	Tomosada Yoshikawa	Head of Investment Business, Head of Corporate Strategy Division, In charge of Investor Relations
Executive Vice President	Shinichiro Yamashita	Head of Administrative Headquarters, Head of Human Resources Division President of GiGAFLOPS Japan Inc.
Executive Vice President	Tomotaka Takada	Head of Financial Division In charge of disclosures
Executive Vice President	Yasuharu Kishitani	Head of Publicity
Standing Corporate Auditor	Jun Utsumi	Corporate auditor (part time) of GiGAFLOPS Japan Inc. Corporate auditor (part time) of CYBIRD Co., Ltd. Corporate auditor (part time) of CYBIRD Investment Partners Inc.
Corporate Auditor	Yusuke Nishimura	Standing Corporate Auditor of JIMOS CO., LTD.
Corporate Auditor	Masahisa Takeyama	Takeyama & Co.
Corporate Auditor	Takeshi Sato	Takeshi Sato certified tax accountant office Corporate auditor of Doctor's Bio Laboratory Co., Ltd. Corporate auditor of Outlet Plaza Co., Ltd. Corporate auditor of Commerce 21 Corporation Corporate auditor of HEIWA Corporation

6-6 Principal Contracts

Contract Party	Major Contents of Contracts	Contract Date
RECRUIT Co., Ltd.	"Capital Alliance Agreement" Agreement covering the items agreed on concerning investment in CYBIRD by RECRUIT Co., Ltd.	June 1, 2005
	"Business Alliance Agreement" Agreement to develop a comprehensive business with RECRUIT Co., Ltd., built upon FeliCa services and other mobile services and for RECRUIT to acquire shares of CYBIRD.	June 1, 2005
JIMOS CO., LTD. (Note)	"Share Exchange Agreement" Agreement with JIMOS CO., LTD., to exchange shares in connection with business integration.	May 15, 2006

(Note) Share Exchange with JIMOS CO., LTD.

Based on meetings of the boards of directors of both CYBIRD and JIMOS held on May 15, 2006,a share exchange agreement was signed by the two companies to the effect that through a share exchange to be conducted on October 1, 2006, JIMOS would become a wholly owned subsidiary of CYBIRD Holdings.

7. Risk Factors (as of December 31, 2006)

Potential risks and uncertainties are listed below. We will proactively disclose items that we consider important in investment decisions, even through they do not necessarily comprise business risk. Nevertheless, it should be noted that the following discussions do not claim to cover all potential risks.

7-1 Risks Related to Mobile Content Business

(1) Dependence on External Information Provider

We rely on third parties to provide the content we offer to our subscribers. There is no guarantee that our content suppliers will continue to maintain the relationships and contractual agreements with us.

(2) Dependence on Specific Operators

We provide multiple content services to i-mode of NTT DoCoMo Inc., EZweb of KDDI CORPORATION and Yahoo! Keitai of SOFTBANK MOBILE Corp. NTT DoCoMo alone accounted for larger portion in our consolidated sales. Therefore change in NTT DoCoMo's business strategy and/or in business climate could impact negatively on our business strategies and performance.

(3) Obsolescence of Content Services

The mobile content services that we provide can be rather short-lived due to rapid changes in technology and consumer preferences. If we are unable to maintain, improve and develop our services, our investments may not produce returns for us.

(4) Dependence on Specific Popular Content Services

Although we provide a broad range of content, some popular content services tend to be focused. Therefore change in the market may reduce the number of subscribers and content popularity, thereby adversely affecting our business strategy and revenue.

(5) Regarding a change in the business environment for the Mobile Content Business

The business environment for the Group's Mobile Content Business is undergoing a major period of change along with the increased availability of high quality free content, the introduction of full Web browser capabilities on mobile phones, the start of one segment terrestrial TV reception services for mobile terminals, the kick-off of the mobile number portability system, and the start up of the mobile virtual network operator business. At this point, it is difficult to estimate the impact of these changes on the competitive environment, and it is possible that they could have a negative impact on the business strategies of the CYBIRD Group and business performance.

7-2 Risk Related to the Commerce Business

(1) Dependence on a core merchandise line

Although the Group is actively pursuing the planning and sales of merchandise other than the MACCHIALABEL series, the sales proportion of the MACCHIALABEL series is high because of consistent purchases, and is expected to remain high in future. Consequently, if the preferences of consumers should change or for some reason the degree of public trust in the brand should decline, the Group's business strategies or business performance could be affected.

(2) Risk Related to the Planning and Development of Merchandise

Many of the private brands handled by the Group's Commerce Business are planned based on customer demand and information collected from manufacturers or are planned by subcontracted manufacturers. Since these manufacturers take into account the wishes and ideas of the Group in doing the final production of these merchandise items, the Group is actually responsible for the commercialization of the items. Therefore, should these private brands not meet the needs of customers and not be accepted in the market or should their competitiveness decline comparatively because of the start of sales of competitive products, it could negatively impact the business strategies and performance of the Group.

(3) Risk Regarding Dependence on Certain Merchandise Suppliers

The Group sources all its merchandise from manufacturers, but the proportion of supplies that is purchased

from specified suppliers has become high. Because the Group uses one company as supplier for each item, the suppliers of items that account for a large proportion of sales also rank high on the list of suppliers. As a result, should the contract with such suppliers be suddenly terminated or should these suppliers not be able to maintain stable supplies of items due to damage to their production facilities from natural disasters or some unforeseen event and an alternative supplier is not found promptly, it could have an adverse influence on the Group's business strategies and performance.

(4) Risk Related to Quality Control

The Group sources all the merchandise it handles from manufacturers. To maintain and improve the quality of its cosmetics and food products, including health food products, the Group has established quality standards and requires each of its manufacturers to comply with those standards in their manufacturing. The Group has also set up a Quality Control Department within the Group organization, which evaluates the quality control systems of the manufacturers and checks the quality control inspection reports issued by the manufacturers.

To further strengthen and expand quality control of cosmetics and food products, including health foods, the Group receives quality inspection reports from an independent body other than the manufacturers. In addition, private brand cosmetics undergo quality inspections by Dr.'s Bio Laboratory Co., Ltd., which has been a consolidated subsidiary since April 2005.

In this manner, the Group is planning to strengthen and expand its quality control system. However, should customers lose confidence in the Group's merchandise due to some unforeseen incident, such as contamination by a foreign object, it could have a negative impact on the Group's business strategies and performance.

(5) Risk Regarding the Patent for Kangensui

Kangensui (regenerated water) is an ingredient used in some of the products of the MACCHIALABEL series, such as Active Micron Water Plus and Protect Barrier. Mr. Shoji Kubota and Natural Co., Ltd., have applied for a patent for Kangensui. The Group has acquired an exclusive license to use Kangensui and have concluded an agreement allowing the Group to exclusively manufacture and sell moisturizers or cosmetics using Kangensui. However, the patent has not yet been approved, and it is possible to manufacture and sell a similar product. Even if the product received the patent, the Group cannot say for certain that no other products with the same or similar efficacy will not be manufactured or sold. If such a situation occurred, it could adversely affect the Group's business strategies and performance.

7-3 Risks Related to the Group's other business

(1) Solution Business

A countless number of companies are competing in this market, and in addition to the strong demand for improved quality there is fierce price competition. Therefore, the possibility that there will be a marked decline in profitability in the future can not be denied. Furthermore, should a "bug" occur in some delivered software program, the Group might face legal action, which could have a detrimental impact on the performance of the Group.

(2) Advertising Business

The Group does not have a long history in the advertising business, and is still in the process of developing its business model. It is possible that if competitors or related businesses enter the market or there are sudden changes in the business environment or lack of growth that the business will not achieve projected sales or profits.

(3) Investment Business

In an environment where many investment companies are vying for a limited number of high growth potential investment opportunities, it is not easy to discover investment candidates and make investments. As a result, it is possible that not all of the funds raised will be invested. In addition, the Group may not be able to achieve the anticipated yield from an investment in a company even though adequate assessment of the value of the company

was done.

(4) International Business

The Group is maintaining a certain level of control and corporate governance in its international operations, which primarily are centered on the operations of Airborne Entertainment Inc., which is based in Canada, through the placement of its own directors and staff in those operations. Nevertheless, the Group is subject to the risks of conducting business in a foreign country, such as local economies, politics, laws and regulations, cultures, business customs, competitors, currency fluctuations, and others. Any of these factors could have a negative impact on the Group's business strategies and performance.

If we fail to overcome any of the foregoing risks due to occurrence of any unexpected event, our investment may not produce anticipated returns for us, which may result in an adverse effect on our financial condition.

7-4 Risks Related to Technological Changes

There is a markedly high pace of technological advance and change in the mobile Internet market in which the Group operates. It is essential for the business development of the Group that the technologies demanded by the market be introduced in a timely fashion. If for some reason the Group lags behind in the introduction of new technology, it could have an adverse consequence for business performance.

7-5 Risks Related to System Failure

The businesses being developed by the Group provide customers with services on a 24-hour basis. Should the operations of the Group's data center or other facilities be disrupted by a natural disaster or unforeseeable accident, it would make it difficult for the Group to continue its services and cause a variety of damages not only to the Group, but also to users and customers, mobile carriers, and other associated businesses.

In addition, there are other potential causes of system failures that lie beyond control. Our security system could be bypassed by virus attacks by hackers and such.

7-6 Risks Related to Financial Condition and Results of Operations

The Group intends to further expand its operations around its Mobile Content, Solutions, Commerce, and Advertising, Investment, and International businesses. However, the business environment of the Mobile Content and other businesses is extremely volatile, and the business scale of individual businesses is relatively small. Consequently, quarterly performance may fluctuate significantly. Should the Group not be able to produce the projected amount of cash flow due to changes in its business plan and other related factors, it could have a damaging effect on future business operations.

7-7 Risk Related to Fund Raising

In raising funds, the Group takes into consideration the balance among its business strategies, financial plan, conditions in financial markets, and the financing method. The Group has a good relationship with financial institutions and other lenders and has no difficulties raising necessary funds. However, there is no guarantee that the Group always will be able to raise funds whenever necessary.

7-8 Risks Related to Investments

The Group may invest in equipment, subsidiaries, joint ventures, and M&A to expand our business. Due to the risks involved, there remains the possibility that we may fail to gain sufficient returns from these investments.

7-9 Risks Related to Subsidiaries and Affiliate

There are a few un-wholly owned subsidiaries in the Group. This situation may contribute to a conflict of interest or difference in priorities between these companies and us.

7-10 Risks Related to Competition

In all of the business domains in which the Group operates, there are many competitors or companies with the potential to be competitors in the future. Because of the many competitors and new entrances into the market, competition is steadily intensifying. This situation could have a negative impact on the Group's business performance

7-11 Risks Related to Laws and Regulations

The major legal frameworks for the Group's businesses include the basic laws on the formation of an advanced information and telecommunications network society, the law regarding special commercial transactions, the pharmaceutical affairs law, the food sanitation law, and the act against unjustified premiums and misleading representations. The Group thoroughly complies with these laws, but it is possible that the application of laws and ordinances or the formation of new laws and ordinances affecting the regulation of business could restrict the scope of business activity or result in more severe monitoring or inspection by the authorities. In addition, self-regulatory rules set up by businesses or associations could hamper the business activities of the Group. This could result in a reduction in the services provided by the Group, which could have a detrimental effect on the Group's business or performance.

7-12 Risk Related to the Acquisition of Personnel and Expansion of Organizational Systems

To expand its operations to keep up with the growth in the markets it is involved with, the Group plans to strengthen and expand its personnel, organizations, and physical structures. However, there is no guarantee that the Group will be able to achieve this in a timely manner when necessary. Conversely, even if the Group can expand its staff and organizations, personnel expenses will increase and may place downward pressure on profitability. This may in turn, adversely affect the Group's business performance.

7-13 Risk Related to Intellectual Property

The Group conducts business activities in such as way as to avoid infringing on the intellectual property rights. However, it is possible that the Group may do so in some unforeseen circumstances.

Moreover, it is difficult to foresee how intellectual property rights, including patent rights, utility model rights, trademark rights, and copyrights, will be applied to the Group's businesses. Accordingly, if a third party acquires a patent in future that result in the Group infringing on the patent or if the Group is unknowingly infringing in its businesses on the patent of a third party that already exists, the third party may take legal action against the Group, or prevent the Group from using the property rights, or demand royalty payments. As a result, the Group may be required to halt its business or it may have a detrimental impact on the Group's business performance..

7-14 Risks Related to Lawsuit and Claims

Although our legal section takes preventive actions, the Group may be subject to actions for damages. Depending upon the nature of the action and upon the degree of damage or damages incurred, our business may suffer. The following are possible examples.

- Damages suffered by content subscribers or wireless network operators due to failure of our network operator's server
- Compensation to consumers for defective merchandise or business transaction problems related to the Commerce Business
- Damages to our clients due to any delays on our part in developing systems, or failures in commissioned development projects and failed consultation and campaign support services

7-15 Risk in Managing Personal Information

As a special feature of its businesses, the Group holds records of the personal information of many individuals. As a result, the Group has created rules regarding the protection of personal information in accordance with the required items for the compliance program regarding personal information protection set out in the Japan

Industrial Standard JIS-Q-15001 and in accordance with Version 3 of the Information Service Industry—Personal Information Protection Guidelines. In addition, the Group has set up an internal management system and regularly hold study groups on the subject for directors. The Group has also received certification under the Privacy Mark® system of the Japan Information Processing Development Corporation (JIPDEC) and the Japan Information Technology Services Industry Association (JISA). In this manner, the Group has set up a management system to prevent the leakage of personal information outside the Group. However, should personal information held by the Group be leaked outside the Group due to some unforeseen situation, it might have an adverse impact on the performance of the Group due to sales declines resulting from the drop in public trust or to compensation expenses paid.

7-16 Others

(1) Stock price volatility

Because the liquidity of the Group's shares is not particularly high, the volatility risk of its stock price is high. It is possible that large fluctuation in the Group's stock price could affect the financial activities of the Group.

(2) Disclosure

Due to the internal delay in the communication of information and other factors, the Group might fail to disclose material information properly or in a timely manner. As a result, trading in the Group's stock could be suspended, or the Group could be assessed some other penalty.

8. Non-consolidated Financial Statements (Quarter)

8-1 Non-consolidated Balance Sheet (Quarter)

(Unit: Thousands of yen, Round down)

	December 31, 2005		December 31, 2006		Changes	
	Thousands of yen	%	Thousands of yen	%	Thousands of yen	%
Assets						
I Current assets						
Cash and cash equivalents	874,618		814,265			
Accounts receivable	2,933,408		-			
Secured income receivable	-		277,464			
Inventories	18,470		146			
Short-term loan	-		2,498,862			
Advances paid	2,498,463		-			
Others	377,351		132,175			
Allowance for doubtful accounts	(31,770)		-			
Total current assets	6,670,542	38.4	3,722,914	15.6	(2,947,628)	(44.2)
II Property and equipment						
Tangible fixed assets	204,990	1.4	292,717	1.2	87,727	42.8
Intangible fixed assets:						
Software	491,918		32,747			
Software in progress	68,176		11,000			
Others	1,167		1,167			
Total intangible fixed assets	561,261	3.7	44,914	0.2	(516,347)	(92.0)
Investment and other assets:						
Investment securities	4,550,302		19,047,745			
Long-term loan	4,829,077		-			
Deposit with landlord	403,928		506,550			
Others	170,743		188,767			
Allowance for doubtful accounts	(3,202)		-			
Total investment and other assets	9,950,850	38.4	19,743,062	83.0	9,792,212	98.4
Total property and equipment	10,717,102	61.6	20,080,694	84.4	9,363,592	87.4
Total	17,387,644	100.0	23,803,608	100.0	6,415,964	36.9

(Unit: Thousands of yen, Round down)

	December 31, 2005		December 31, 2006		Changes	
	Thousands of yen	%	Thousands of yen	%	Thousands of yen	%
Liabilities						
I Current liabilities						
Accounts payable	1,177,941		-			
Short-term debt	-		3,423,862			
Accrued expenses	2,751,139		236,767			
Accrued income taxes	181,144		8,673			
Bonus payment reserve	27,714		11,783			
Others	21,118		145,389			
Total current liabilities	4,159,056	23.9	3,826,475	16.1	(332,581)	(8.0)
Total liabilities	4,159,056	23.9	3,826,475	16.1	(332,581)	(8.0)
Shareholders' Equity						
I Common stock	5,433,251	31.2	-	-	-	-
II Additional paid-in capital						
Capital reserve	3,065,930		-			
Others	2,424,016		-			
Total additional paid-in capital	5,489,946	31.6	-	-	-	-
III Retained earnings						
Unappropriated retained earnings at the end of the period	2,065,251		-			
Total retained earnings	2,065,251	11.9	-	-	-	-
IV Unrealized gain in available-for-sale securities	240,138	1.4	-	-	-	-
Total shareholders' equity	13,228,588	76.1	-	-	-	-
Total	17,387,644	100.0	-	-	-	-
Net Assets						
I Shareholders' equity						
Common stock	-	-	5,503,317	23.1	-	-
Additional paid-in capital	-	-	14,469,049	60.8	-	-
Retained earnings	-	-	(13,917)	(0.1)	-	-
Total shareholders' equity	-	-	19,958,449	83.8	-	-
II Subscription right	-	-	18,684	0.1	-	-
Total net assets	-	-	19,977,133	83.9	-	-
Total	-	-	23,803,608	100.0	-	-

8-2 Non-consolidated Income Statements (Quarter)

(Unit: Thousands of yen, Round down)

	3rd Quarter FY ended March 31, 2006 (From October 1, 2005 To December 31, 2005)		3rd Quarter FY ending March 31, 2007 (From October 1, 2006 To December 31, 2006)		Changes	
	Thousands of yen	%	Thousands of yen	%	Thousands of yen	%
Net sales	3,099,543	100.0	-	-	-	-
Cost of sales	2,003,660	64.6	-	-	-	-
Gross profit	1,095,882	35.4	-	-	-	-
Operating revenue	-	-	659,931	100.0	-	-
Selling, general and administrative expenses	989,136	32.0	-	-	-	-
Operating expenses	-	-	631,041	95.6	-	-
Operating income	106,745	3.4	28,890	4.4	(77,855)	(72.9)
Non-operating income	278,360	9.0	44,499	6.7	(233,861)	(84.0)
Non-operating expenses	-	-	39,507	6.0	39,507	-
Ordinary income	385,106	12.4	33,881	5.1	(351,224)	(91.2)
Extraordinary loss	-	-	37,729	5.7	37,729	-
Income before income taxes and minority interests	385,106	12.4	(3,847)	(0.6)	(388,954)	-
Income taxes	159,166	5.1	5,488	0.8	(153,677)	(96.6)
Net income (loss)	225,939	7.3	(9,336)	(1.4)	(235,276)	-

■ **Contact Information**

CYBIRD Holdings Co., Ltd. IR Department

6-10-1 Roppongi, Minato-ku, Tokyo 106-6161

TEL: 81-3-5785-6110 FAX: 81-3-5785-9321

HP: http://www.cybird.co.jp/hc/english/ir/news/index.html

E-mail: ircontact@cybird.co.jp

Information

These documents contain forward-looking statements made by management using information available to them before the public release of these documents. As such these statements involve risks and uncertainties. CYBIRD Holdings proactively attempts to disclosure risks regarding its business, but such disclosure should not be construed as exhaustive. Changes in economic conditions and the competitive environment and technological advances could cause actual results to differ materially. CYBIRD Holdings reminds investors that they are responsible for any investment decision made based on these documents.

Insider Trading

Along with the revision in Article 30 of the Securities and Exchange Law, effective February 1, 2004, the company will not delay company information to be announced over disclosure information system, hereinafter referred to as "TDnet," by 12 hours. However, on occasions where TDnet is down or the announcement is one that cannot be made over TDnet, those who have examined the documents to be announced or otherwise come into possession of material information before 12 hours have passed could still be designated primary information receivers under insider trading regulations. We would remind such persons to be aware that until the time of the public announcement, trading in shares, etc. of the Company by primary information receivers is forbidden.

【Reference】

Business Segments Before and After the Third Quarter of the Fiscal Year ending March 2007


(Before)
Interim Period of FY2007/3
(After)
From 3rd Quarter of FY2007/3
Mobile Content Business
Marketing Solution Business
Commissioned development & operation
Others (Technology-related)
E-Commerce Business
Mobile Commerce
Advertising Business
Mobile Advertising
Investment Business
International Business
Mobile Content Business (※C)
Marketing Solution Business
Commissioned development & operation (C)
Direct Marketing Solution (J)
Others (Technology-related) (C, J)
Commerce Business
Mobile Commerce (C)
Direct Marketing (J)
Wholesale (J)
Advertising Business
Mobile Advertising (C)
Advertising Agency (J)
Investment Business (C)
International Business (C)

*C: Former CYBIRD business
J: Former JIMOS business

CYBIRD IP Content Services List

as of December 31, 2006

Operator: [redacted]

Genre	Content's Title	Subscription Fee	Service-in (mm/dd/yy)	No.
[redacted]	CoolSound	¥105/¥315	06/01/00	
	TFM Chakushin Melody	¥105/¥315	12/03/01	
	Keigou Tsukuro ♪	¥210	03/07/02	
	SOUL TRAIN	¥315	10/06/03	
	CoolSound Real	¥105/¥210/¥315	02/16/04	
	[redacted]			
[redacted]	Cool Screen	¥105	02/01/00	
	Print	¥315	03/01/00	
	Chaku Kyara!	¥105/¥0	06/01/00	
	Machiuke Tsukuro ♪	¥210	10/02/00	
	ART☆Graphic α	¥210	01/26/01	
	Digital Tokusou-san	¥315	06/05/02	
	Thomas the Tank Engine	¥210/¥315	12/02/02	
	Se-pura	¥315	12/16/02	
	Inuyasha	¥315	03/17/03	
	DETECTIVE CONAN	¥210/¥0	04/21/03	
	Ke-tai Hamtaro.com	¥315	11/04/03	
	[redacted]			
[redacted]	Robot☆Robo	¥315	03/01/00	
	Kanshe Puzzler	¥315	11/06/00	
	@Baka Oomen!	¥315/¥0	03/04/02	
	Cybird Style	¥0	06/17/02	
	Game on Demand	¥315	11/05/02	
	[redacted]			
[redacted]	Kagami Ryuji Renaijutsu	¥210	12/01/99	
	Ante no Naden!	¥105	04/01/00	
	Hosoki Kazuko	¥315	10/06/03	
	Ehara Hiroyuki Spiritual Message	¥315	12/20/04	
	[redacted]			
[redacted]	Nemuru?	¥315	02/22/99	
	Tsuri-King	¥315	05/01/00	
	Wan-Wan	¥315	06/01/00	
	Go-stat!	¥0	02/01/00	
	Sekko Ego Kamoku	¥315/¥0	10/07/02	
	Stardust WEB	¥315	02/01/00	
	Mobile Takamatsu	¥315/¥105/¥0	01/22/01	
	Inu-Neko no kamoshi	¥210/¥0	01/04/00	
	T2OO	¥0	09/06/04	
	iTmode	¥315	12/02/02	
	Albirex Niigata	¥315	03/06/06	
	Mr. Mario no Choi-Mayotte	¥315	03/20/06	
	POCKET SHINSEIDO	¥0	04/03/06	
	Antenna MOBILE	¥315	07/18/06	
	[redacted]			
Sub Total [redacted]	[redacted]			
Grand Total [redacted]	[redacted]			

Operator: [redacted]

Genre	Content's Title	Subscription Fee	Service-in (mm/dd/yy)	No.
[redacted]	CoolSound	¥315	11/01/00	
	TFM Chakushin Melody	¥105/¥32 ¥315/¥95	10/23/01	
	CoolSound Real	¥11/¥32/¥53/¥74/¥105/¥210/¥315	11/20/03	
	SOUL TRAIN	¥300	06/03/04	
	CoolSound Full		04/14/05	
	CoolSound RB	¥105/tune	07/28/05	
	[redacted]			
[redacted]	@Chaku Kyara Club	¥100/¥300	02/01/00	
	Print	¥315	09/20/00	
	@Chaku Kyara Sweet Tokei	¥210	07/12/01	
	Inuyasha	¥315	03/19/03	
	DETECTIVE CONAN	¥210	07/03/03	
	Ke-tai Hamtaro.com	¥315	11/20/03	
	Thomas the Tank Engine	¥315	12/22/05	
	Cool Screen	¥315	01/26/06	
	[redacted]			
[redacted]	Mini-game ☆ Tengoku! 50	¥315	08/16/01	
	Kanshe Puzzler	¥315	12/13/01	
	Robot☆Robo	¥315	12/19/02	
	[redacted]			
[redacted]	Ante no Naden? DX	¥210/¥52	07/05/01	
	Kagami Ryuji Renaijutsu	¥210	07/10/01	
	Super Kyouko Uranai	¥210	12/12/01	
	Hosoki Kazuko	¥315	12/04/03	
	Ehara Hiroyuki Spiritual Message	¥315	01/13/05	
	[redacted]			
[redacted]	Tsuri-King	¥315	09/13/00	
	Go-stat!	¥0	10/03/00	
	Sekko Ego Kamoku	¥315	12/04/01	
	@AJA	¥300	02/01/00	
	Cybird Style	¥0	10/23/02	
	iTmode	¥315	01/16/03	
	Nemuru?	¥315	03/19/03	
	Mobile Takamatsu	¥315	06/07/03	
	Inu-Neko no Kamoshi	¥210	01/15/04	
	Sweet☆T2OO Surf.SKI	¥0	01/15/04	
	Mr. Mario no Choi-Mayotte	¥315	04/27/06	
	Stardust WEB	¥315	12/02/04	
	POCKET SHINSEIDO	¥0	04/06/06	
	PLUS MOBILE for Edy-Style	¥0	10/20/05	
	Antenna MOBILE	¥315	07/20/06	
	Albirex Niigata	¥315	09/07/06	
	[redacted]			
Sub Total	[redacted]			
Grand Total	[redacted]			

Operator: [redacted]

Genre	Content's Title	Subscription Fee	Service-in (mm/dd/yy)	No.
[redacted]	CoolSound	¥105/¥315	12/04/00	
	TFM Chakushin Melody	¥105/¥32 ¥315/¥26	09/03/01	
	Keigou Tsukuro ♪	¥210	12/03/01	
	SOUL TRAIN	¥315	05/12/04	
	CoolSound Real	¥105	06/16/04	
	CoolSound Full		06/17/05	
	[redacted]			
[redacted]	Chaku Kyara!	¥105/¥210	12/10/99	
	Print	¥315	08/01/00	
	Digital Tokusou-san 3D town	¥210	01/15/02	
	3D Machiuke Jakebyuku	¥210	12/01/02	
	Inuyasha	¥315	03/03/03	
	DETECTIVE CONAN	¥210	05/14/03	
	Ke-tai Hamtaro.com	¥315	11/04/03	
	Thomas the Tank Engine	¥315	01/18/06	
	Cool Screen	¥315	02/15/06	
	[redacted]			
[redacted]	R-TYPE	¥525	12/15/04	
	Kanshe Puzzler	¥315	11/01/05	
	PENTARIUM	¥525	02/01/06	
	[redacted]			
[redacted]	Kagami Ryuji Renaijutsu	¥210	12/10/99	
	Nandemo Shindan	¥315	12/10/99	
	Mademoiselle Ai, Ai no Horoscope	¥210	09/01/00	
	Hosoki Kazuko	¥315	11/12/03	
	Ehara Hiroyuki Spiritual Message	¥315	12/15/04	
	[redacted]			
[redacted]	Mobile Takamatsu	¥315	11/01/01	
	@AJA Race Navi	¥315	09/01/00	
	Tsuri-King	¥315	01/15/03	
	iTmode	¥315	03/03/03	
	T2OO	¥0	10/01/03	
	Sekko Ego Kamoku	¥315	12/01/03	
	Nemuru?	¥315	04/14/04	
	CONAN Mobile Shop	¥0	05/14/04	
	Stardust WEB	¥315	12/01/04	
	POCKET SHINSEIDO	¥0	04/03/06	
	Antenna MOBILE	¥315	04/03/06	
	Mr. Mario no Choi-Mayotte	¥315	03/01/06	
	Albirex Niigata	¥315	07/12/06	
	[redacted]			
Sub Total	[redacted]			
Grand Total	[redacted]			

Operator: [redacted] WILLCOM [redacted]

Genre	Content's Title	Subscription Fee	Service-in (mm/dd/yy)	No.
[redacted]	[redacted]			
[redacted]	[redacted]			
[redacted]	Kuma Gamel Asobi-[illegible]		11/25/05	
	[redacted]			
[redacted]	[redacted]			
[redacted]	[redacted]			
Sub Total	[redacted]			
Grand Total	[redacted]			

END